As filed with the U.S. Securities and Exchange Commission on June 15, 2009
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For the American Depositary Shares Evidenced by American Depositary Receipts

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer’s name into English)
Cayman Islands
(Jurisdiction of Incorporation or organization of issuer)
JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)
4 New York Plaza, New York, NY10004
Telephone (212) 623-0636
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Law Debenture Corporate Services Inc.,
400 Madison Avenue, 4th Floor
New York, New York 10017
(212) 750-6474
(Address, including zip code, and telephone number, including area code, of agent for service)
Copy to:
Alex Lloyd
Clifford Chance
29thFloor
Jardine House
One Connaught Place
Hong Kong
(852) 2826 2424
It is proposed that this filing become effective under Rule 466
☐ immediately upon filing
☑ on (June 16, 2009) at 8:30 a.m.
If a separate registration statement has been filed to register the deposited shares, check the following box. ☑
CALCULATION REGISTRATION FEE

		Proposed	Proposed
		maximum	maximum
Title of each class		aggregate	aggregate	Amount of
of Securities to	Amount to be	price per	offering	registration
be registered	registered	unit(1)	price(2)	fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one ordinary share of Yingli Green Energy Holding Company Limited	100,000,000 American Depositary Shares	$5.00	$5,000,000	$279.00

(1)	Each unit represents 100 American Depositary Shares.

(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

SIGNATURE
POWER OF ATTORNEY
SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT
INDEX TO EXHIBITS
Exhibit 99.1.(d)
Exhibit 99.1.(e)

PART 1
INFORMATION REQUIRED IN PROSPECTUS
The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”), as amended and restated, and included as Exhibit A to Amendment No.1 to the Deposit Agreement filed as Exhibit (a)(2) to this Registration Statement, which is incorporated herein by reference.
CROSS REFERENCE SHEET
Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Location in Form of American Depositary
Item Number and Caption			Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph
(2)	Title of American Depositary Receipts and identity of deposited securities Terms of Deposit:		Face of American Depositary Receipt, top center
	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
	(ii)	Procedure for voting, if any, the deposited securities	Paragraph (12)
	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)
	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8) and (12)
	(v)	Sale or exercise of rights	Paragraphs (4), (5) and (10)
	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)
	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)
	(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of holders of receipts	Paragraph (3)
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), and (5)
	(x)	Limitation upon the liability of the Depositary	Paragraph (14)
(3)	Fees and Charges		Paragraph (7)

Item 2. AVAILABLE INFORMATION

Location in Form of American
Depositary Receipt Filed Herewith
Item Number and Caption		as Prospectus

(b)	Statement that Yingli Green	Paragraph (8)
Energy Holding Company Limited is
subject to the periodic reporting
requirements of the Securities
Exchange Act of 1934, as amended,
and, accordingly, files certain
reports with the Securities and
Exchange Commission, and that such
reports can be inspected by holders
of American Depositary Receipts and
copied at public reference facilities
maintained by the Securities and
Exchange Commission in Washington,D.C.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 3. EXHIBITS
(a)(1)	Form of Deposit Agreement. Form of Deposit Agreement dated as of June 13, 2007 among Yingli Green Energy Company Holding Limited (the “Company”), JPMorgan Chase Bank, N.A., as depositary (the “Depositary”), and all holders from time to time of American Depositary Receipts issued thereunder (the “Deposit Agreement”), including the form of American Depositary Receipt. Previously filed.

(a)(2)	Form of Amendment No. 1 to Deposit Agreement. Form of Amendment to Deposit Agreement dated as of February 3, 2009 among the Company, the Depositary and all holders from time to time of American Depositary Receipts issued under the Deposit Agreement. Previously filed.

(a)(3)	Form of Supplemental Agreement to the Deposit Agreement. Form of Supplemental Agreement to the Deposit Agreement dated as of February 3, 2009 among the Company, the Depositary and all holders from time to time of American Depositary Receipts issued under the Deposit Agreement. Previously filed.

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Clifford Chance, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Power of Attorney. Included as part of the signature pages hereto.
Item 4. UNDERTAKINGS
(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Company which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Company.
(b)	If the amounts of fees charge are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE
Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on June 15, 2009.

Legal entity created by the Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares
By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Joseph M. Leinhauser
	Name:	Joseph M. Leinhauser
	Title:	Vice President

SIGNATURE
Pursuant to the requirements of the Securities Act of 1933, as amended, Yingli Green Energy Holding Company Limited, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the People’s Republic of China on June 15, 2009.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED
By:	/s/ Liansheng Miao
	Name:	Liansheng Miao
	Title:	Chairperson of the Board / Chief Executive Officer

POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature below does hereby constitute and appoint Liansheng Miao and Zongwei Li and each of them singly, as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post effective amendments) to this Registration Statement and sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post effective amendments thereto and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures	Title	Date

/s/ Liansheng Miao Liansheng Miao	Chairperson of the Board / Chief Executive Officer (principal executive officer)	June 15, 2009

/s/ Zongwei Li Zongwei Li	Director/Chief Financial Officer (principal financial and accounting officer)	June 15, 2009

/s/ Xiangdong Wang	Director	June 15, 2009
Xiangdong Wang

/s/ Iain Ferguson Bruce	Director	June 15, 2009
Iain Ferguson Bruce

/s/ Chi Ping Martin Lau	Director	June 15, 2009
Chi Ping Martin Lau

/s/ Ming Huang	Director	June 15, 2009
Ming Huang

/s/ Junmin Liu	Director	June 15, 2009
Junmin Liu

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT
     Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States, of Yingli Green Energy Holding Company Limited, has signed this Registration Statement on Form F-6 and Power of Attorney in New York, New York, on June 15, 2009.

Authorized Representative in the United States
LAW DEBENTURE CORPORATE SERVICES INC.
By:	/s/ Jasmine Marrero
	Name:	Jasmine Marrero
	Title:	Manager

INDEX TO EXHIBITS

Exhibit Number
(a)(1)	Form of Deposit Agreement (including Form of American
Depositary Receipt), among Yingli Green Energy Holding
Company Limited, JPMorgan Chase Bank, N.A., as depositary,
and the holders from time to time of American Depositary
Receipts issued thereunder. Previously filed and incorporated herein by reference.
(a)(2)	Form of Amendment No.1 to Deposit Agreement. Previously filed and incorporated herein by reference.
(a)(3)	Form of Supplemental Agreement to the Deposit Agreement among the Company, the Depositary and all holders from time to time of American Depositary Receipts issued under the Deposit Agreement. Previously filed and incorporated herein by reference.
(d)	Opinion of Clifford Chance, counsel to the Depositary, as
to the legality of the securities to be registered.
(e)	Rule 466 certification